UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 14, 2018

ENERGY TRANSFER PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-31219	73-1493906
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(Address of principal executive office) (Zip Code)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On August 1, 2018, Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), and Energy Transfer Partners, L.L.C., a Delaware limited liability company and the general partner of Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of ETP (“ETP Managing GP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), LE GP, LLC, a Delaware limited liability company and the general partner of ETE (“ETE GP”) and Streamline Merger Sub, LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of ETE (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into ETP, with ETP continuing as the surviving entity and a subsidiary of ETE (the “Merger”) at the effective time of the Merger. Following the recommendation of the conflicts committee of the board of directors of ETP Managing GP (the “ETP Managing GP Board”), the ETP Managing GP Board approved and agreed to submit the Merger Agreement to a vote of ETP unitholders and to recommend that ETP’s unitholders adopt the Merger Agreement. Following the recommendation of the conflicts committee of the board of directors of ETE GP, the board of directors of ETE GP approved the Merger Agreement.

In connection with the Merger, ETE filed a registration statement on Form S-4 and accompanying preliminary prospectus/proxy statement (the “ETE S-4”) with the Securities and Exchange Commission (the “SEC”) on August 14, 2018. This Current Report on Form 8-K is being filed to advise ETP unitholders that certain information about ETP, ETE and the Merger included in the ETE S-4 may be relevant to ETP unitholders. For additional information, please refer to the ETE S-4.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE ETE S-4, AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, CAREFULLY. The ETE S-4, and any other documents filed by ETP or ETE with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, when the definitive versions are available, investors and security holders will be able to obtain free copies of the ETE S-4 and proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or ETE at: 8111 Westchester Drive, Dallas, TX 75225, Attention: Investor Relations, Email: InvestorRelations@energytransfer.com.

Participants in the Solicitation

ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger is included in the ETE S-4.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER PARTNERS, L.P.

	By:	Energy Transfer Partners GP, L.P., its general partner

	By:	Energy Transfer Partners, L.L.C., its general partner

Date: August 14, 2018	By:	/s/ Thomas E. Long
	Name:	Thomas E. Long
	Title:	Group Chief Financial Officer

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